02019580

UF 3-18-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 12 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westbourne Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Tycon Tower 8000 Towers Crescent Drive, Suite 1080
(No. and Street)

Vienna	Virginia	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Wilfred Goodwyn, Chairman & CEO 703-734-4969
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soza Associates LLC
(Name — if individual, state last, first, middle name)

7535 Little River Turnpike, Suite 210	Annandale	Virginia	22003
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Wilfred Goodwyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westbourne Investments, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn and subscribed before me, in my presence, this 28th day of Feb 2002 a Virginia Notary Public, in and for Fairfax County.
Mary Rose Ulstrom
Notary Public

Wilfred Goodwyn
Signature

Chairman & CEO
Title

Mary Rose Ulstrom
Notary Public

My commission expires Dec 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (by footnote)
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on internal control accounting.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTBOURNE INVESTMENTS INC.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	AS OF	12/31/2001

COMPUTATION OF NET CAPITAL

1 Total ownership equity from Statement of Financial Condition		121,126
2 Deduct ownership equity not allowed for Net Capital		
3 Total ownership equity qualified for Net Capital		121,126
4 Add		
A - Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B - Other (deductions) oe allowable credits		
5 Total capital and allowable subordinated liabilities		121,126
6 Deductions and/or changes:		
A - Total nonallowable assets from Statement of Financial Condition	(54,419)	
B - Secured demand note deficiency		
C - Commodity futures contracts and spot commodities proprietary capital charges		
D - Other deductions and/or charges		(54,419)
7 Other additions and/or allowable credits (List)		
8 Net capital before haircuts on security positions		66,707
9 Haircuts on securities (computed where applicable pursuant to 15c3-1(f):		
A - Contractual securities commitments		
B - Subordinated securities borrowings		
C - Trading and investment securities:		
1 Exempted securities		
2 Debt securities		
3 Options		
4 Other securities - 2% of brokerage including money market	(1,151)	
D - Undue Concentration		
E - Other (List)		(1,151)
10 Net Capital		65,556

Equipment (net)	9,488
Prepaid expenses	18,592
Prepaid taxes	10,000
Deferred taxes	4,100
NASD Stock deposit	3,300
Rent Deposit - standby letter of credit (pledged)	8,939
Total	54,419
Schwab 3809	55,230
Schwab 3810	2,318
Total	57,548
2% of total brokerage	1,151

Prepared by Lisa A. Felts 2/15/2002 FOCUS.12.31.01.xls

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING SCHEDULE 1 - COMPUTATION
OF NET CAPITAL

WESTBOURNE INVESTMENTS, INC.

December 31, 2001 and 2000

Table of Contents

COMMERCIAL OFFICE
7535 LITTLE RIVER TURNPIKE
ANNANDALE, VIRGINIA 22003
703.813.1900
703.813.1919 FAX

SOZA

SOZA ASSOCIATES LLC
8550 ARLINGTON BOULEVARD
FAIRFAX, VIRGINIA 22031
703.560.9477

Report of Independent Certified Public Accountants

Board of Directors
Westbourne Investments, Inc.

We have audited the accompanying statements of financial condition of Westbourne Investments, Inc. as of December 31, 2001 and 2000, and the related statements of earnings, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westbourne Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(g)(1) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Soza Associates LLC

Annandale, Virginia
January 22, 2002

Westbourne Investments, Inc.
STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 91,561	$139,754
Trading securities - at market	-	25,191
Employee advances	-	500
Prepaid rent	5,476	-
Prepaid NASD fees	1,940	-
Prepaid insurance	11,176	-
Prepaid taxes	10,000	-
Furniture and equipment, at cost, less accumulated depreciation and amortization of $33,925 and $28,723, respectively	9,488	14,690
Deposits	12,239	12,239
Deferred income taxes	4,100	9,600
	$145,980	$201,974

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Accounts payable, accrued payroll, and other liabilities	$ 24,854	$ 98,565
Stockholders' equity		
Common stock - authorized, 1,000 shares of $.01 par value; issued and outstanding 85 shares	1	1
Additional contributed capital	42,499	42,499
Retained earnings	78,626	60,909
Total stockholders' equity	121,126	103,409
Total liabilities and stockholders' equity	$145,980	$201,974

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
STATEMENTS OF EARNINGS
For The Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Management fees	$855,589	$ 901,675
Commissions	25,805	89,196
Affiliate service fees	-	76,914
Unrealized gains (losses) on investments	-	519
Realized gains (losses) on investments	416	(12)
Interest and dividends	6,765	12,211
Total revenues	888,575	1,080,503
EXPENSES		
Employee compensation and benefits	603,141	637,461
Occupancy and related costs	57,441	102,871
Depreciation and amortization	5,202	5,682
Other operating expenses	199,574	252,523
	865,358	998,537
Earnings before income taxes	23,217	81,966
Income taxes	5,500	46,669
Net earnings	$ 17,717	$ 35,297

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2001 and 2000

	Issued Common Shares	Par Value of Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at January 1, 2000	85	$ 1	$42,499	$ 60,612	$103,112
Net earnings	-	-	-	35,297	35,297
Dividends	-	-	-	(35,000)	(35,000)
Balance at December 31, 2000	85	1	42,499	60,909	103,409
Net earnings	-	-	-	17,717	17,717
Dividends	-	-	-	-	-
Balance at December 31, 2001	85	$ 1	$42,499	$ 78,626	$121,126

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2001 and 2000

	2001	2000
Increase (Decrease) In Cash And Cash Equivalents		
Cash flows from operating activities:		
Net earnings	$ 17,717	$ 35,297
Adjustments to reconcile net earnings to cash provided by operating activities:		
Depreciation and amortization	5,202	5,682
Unrealized (gain) loss on trading securities	-	(519)
Realized (gain) loss on investments	(416)	12
Deferred income taxes	5,500	(742)
Change in assets and liabilities:		
(Increase) in deposits	-	(3,300)
Decrease in accounts receivable	-	1,217
Decrease in employee advances	500	(500)
Increase in prepaid expenses	(18,592)	-
Increase (decrease) in prepaid taxes	(10,000)	16,152
Decrease in accounts payable, accrued payroll and other liabilities	(73,710)	78,014
	(91,516)	96,016
Net cash provided by operating activities	(73,799)	131,313
Cash flows from investing activities:		
Additions to furniture and equipment	-	(418)
Proceeds from sale of US Treasury Note	25,606	10,000
Net cash used in investing activities	25,606	9,582
Cash flows from financing activities:		
Dividends paid	-	(35,000)
Net increase (decrease) in cash and cash equivalents	(48,193)	105,895
Cash at beginning of year	139,754	33,859
Cash at end of year	$ 91,561	$139,754
Cash paid during the year for:		
Interest paid	$ -	$ -
Income taxes paid	$ 39,614	$ 1,645

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000

1. Business

Westbourne Investments, Inc. (the "Company") is engaged primarily in investment management services and sales of annuities. The majority of the accounts serviced are individual portfolios and portfolios of retirement programs such as 401(k) plans. The Company is a registered broker-dealer and investment advisor. The Company does not handle customers' funds or securities.

The Company is a majority owned subsidiary of Westbourne Associates, Inc. (Associates). In 2001, the Company paid a management fee to Associates amounting to $120,000. This fee was reflected as an expense against operations on the accompanying statement of earnings.

2. Basis of Accounting

Accounts are reported on the accrual basis in accordance with generally accepted accounting principles. Estimates are used in the preparation of financial statements. Actual results could differ from those estimates. Statements of cash flows do not include highly liquid marketable securities with cash. Trading securities are recorded at market; unrealized gains or losses are included in the determination of net earnings. Realized gains or losses are reported in earnings based on purchase price of the specific security sold. Management fees are reported as revenues when earned. Commissions from sales of annuities are recorded as income when the Company is informed by the various issuers that the commissions are earned. Depreciation and amortization are provided in amounts sufficient to recover cost over estimated service lives of 5 to 10 years using the straight-line method. The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109. Certain charges to earnings and items of income differ as to timing from those reported for tax purposes. The tax effects of these differences are recorded as deferred income taxes. Current deferred income taxes result primarily from reporting taxable income on the cash basis of accounting giving rise to temporary differences between the financial statements and the tax return.

3. Retirement Plan

The Company sponsors a Simplified Employee Pension Plan (SEP) for the benefit of all full-time employees. The Company makes discretionary contributions to the Plan. The Company's contributions for the years ended December 31, 2001 and 2000 were $0 and $74,085, respectively.

Westbourne Investments, Inc.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
For the Years Ended December 31, 2001 and 2000

4. Commitments and Contingent Liabilities

The Company leases office space under an operating lease expiring in 2003. The Company entered into a stand-by letter of credit in lieu of a cash security deposit for the office space lease. The letter of credit is in the amount of $8,939 and is due to expire on April 16, 2003. Minimum base rent is $4,469 per month. Rent expense for the years ended December 31, 2001 and 2000 totaled approximately $57,441 and $60,415, respectively.

The minimum rental commitments under the operating lease are as follows:

Period ending December 31,

2002 - A Year	$64,155
2003 - 3 ½ months	21,730
	$85,885

5. Income Taxes

The components of the income tax provision for each year are as follows:

	2001	2000
Current income taxes	$ -	$47,411
Deferred income taxes (benefits)	5,500	(742)
Income tax expense	$5,500	$46,669

The provision for 2001 will be all deferred as the tax basis reflected a taxable loss.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company maintains net capital in excess of its required minimum.

7. Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to claims of general creditors at December 31, 2001 and 2000.

SUPPLEMENTAL INFORMATION

COMMERCIAL OFFICE
7535 LITTLE RIVER TURNPIKE
ANNANDALE, VIRGINIA 22003
703.813.1900
703.813.1919 FAX

SOZA

SOZA ASSOCIATES LLC
8550 ARLINGTON BOULEVARD
FAIRFAX, VIRGINIA 22031
703.560.9477

Independent Auditors' Report on Internal Control Structure
Required by SEC Rule 17a-5(g)(1)

Board of Directors
Westbourne Investments, Inc.

In planning and performing our audit of the financial statements of Westbourne Investments, Inc., (the "Company") for the years ended December 31, 2001 and 2000, we consider its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of the Security and Exchange Commission, we made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and of the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and proceedings were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Soza Associates LLC

Annandale, Virginia
January 22, 2002